Contactar

www.linkedin.com/in/césar-laguna-castellanos-47452167 (LinkedIn)

Aptitudes principales

Critical Thinking
Customer Experience Management
Career Management

Certifications

Working in Harmony as a Senior Team
Critical Thinking for Better Judgment and Decision-Making
Customer Experience Leadership
Transitioning from Manager to Leader
Strategic Agility

César Laguna Castellanos

Profesional en el área de Finanzas, enfocado a procesos administrativos y generación de información financiera.
Álvaro Obregón, Ciudad de México, México

Experiencia

Aeromexico
Vicepresidente Senior de Contraloría
abril de 2006 - Present (17 años 11 meses)
Ciudad de México, México

VITia, Inc.
Cofundador & CFO
enero de 2021 - Present (3 años 2 meses)
Ciudad de México, México

Cofundador de VITia, Inc., empresa que a través de soluciones en el manejo de información tiene por propósito el mejorar la vida de diversos pacientes y sus familias.

CGI Business Consulting
Director Shared Service Center
2003 - 2006 (3 años)
Monterrey y alrededores, México

The Clorox Company
CFO
1997 - 2003 (6 años)
Ciudad de México y alrededores, México

Fruit of the Loom
CFO
1993 - 1997 (4 años)
Ciudad de México y alrededores, México

Vargas Ruiz y Cia., S.C.
Asociado de Consultoría
1991 - 1993 (2 años)
Ciudad de México y alrededores, México

ARTHUR ANDERSEN (Official)

Gerente de Auditoria
1984 - 1991 (7 años)
Ciudad de México y alrededores, México

Educación

IPADE Business School

D1 · (2015 - 2016)

Universidad Iberoamericana, Ciudad de México

Contabilidad y finanzas · (1982 - 1986)